Exhibit 77(d)

Policies With Respect to Security Investments

On March 27, 2008, the Board of Trustees of ING Mayflower Trust approved the addition of ING Investment Management Co. as a second sub-adviser to the Fund and subsequent changes to the Fund’s principal investment strategies. On October 17, 2008, shareholders approved the addition of ING Investment Management Co. as a second sub-adviser. On November 3, 2008, the Fund reopened to purchases by  existing and new shareholders.

The changes to the principal investment strategies were as follows:

•	The Fund may invest in warrants

•	The Fund may invest up to 35% of its assets in securities of U.S. issuers, including investment grade government and corporate debt securities

•	The Fund may invest in government debt securities of developed foreign countries